

David Aldrich · 3rd in

Compass Rose Grou

Marine Boat Industry Professional, Throughout North America

Englewood, Florida, United States · 500+ connections ·

Contact info

Experience

Business Development Consultant

Compass Rose Group · Self-employed
Feb 2020 – Present · 11 mos
Englewood, Florida, United States

For the past five years I have worked in the new emerging Shared Economy of boating that has led to other shared economies. Lately I have been doing consultative work for both Large and Small organizations who want to enter this space as it brings an entirely new revenue stream and capture new customers who they would normally never see. Please feel free to reach out t me with any questions.



BoatTEST-LEASING General Manager / Consultant

BoatTEST.com · Full-time
Oct 2019 – Apr 2020 · 7 mos
Tampa/St. Petersburg, Florida Area

Developed an entirely new business model for the Boat Club orbit. Examined all business structures, pricing plans and models used in this arena, world wide and even looked at the Jet and Plane formulas as they face very similar challenges. Expensive to buy, expensive for upkeep, expensive to store, and usage is very limited. Developed and produced a ne ...**see mor**



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BoattestLEASING



Director

Dream Boat Club North America · Full-time

Jan 2019 – Oct 2019 · 10 mos

North America

Utilizing partnerships with Beneteau, Zodiac and the Rec. Holdings Group, I introduced and developed Dream Boat Club for North America. This meant building the company from the ground up. I was able to enlist the help of different parts of the Dream Yacht Charters world wide organization into developing the web site, the reservation system, and graphic: **...see mor**



Sales Manager Beneteau Outboards North America

Beneteau America · Full-time

Jun 2018 – Dec 2018 · 7 mos

Annapolis, MD

I was recruited by Groupe Beneteau as Sales Manager for their exciting line of Outboard Powered boats being introduced to North America. Very popular in Europe but unknown here and that was the first challenge (they were different in many ways). I successfully signed on some of the most prominent boat dealers in very key North American boating regior **...see mor**



Director of Franchise / Marina Development

Freedom Boat Club · Full-time

Aug 2015 – Jul 2018 · 3 yrs

Venice, FL

Proudly served as Director of Franchise / Marina Development at Freedom Boat Club for North America.
I was responsible for signing new Franchises and developing the North American Boating marketplace. I began with 60 locations and left with 175 locations and growing. Tren **...see mor**



Freedom Boat Club
Franchise

Show 5 more experiences ⌄

Education



Massachusetts Institute of Technology

Education

1975 – 1978

Activities and Societies: Enrolled in a highly advanced Program with MIT to create new and more effective ways for students to learn difficult subjects like calculus, psychology, physics,

and geometry.



Keene State College

Completed 2 years Course Work, Education
1975 – 1978

Enrolled in an advanced program with Keene State and MIT, where I worked with a team of leading thinkers on alternative ways of teaching usually difficult subjects such as trigonometry, calculus, psychology and others. We created this project to help students learn without the "textbook".

Volunteer experience

Board of Directors DBB, Volunteer Paddler and Fund Raiser

Dragon Boat Beaufort
2013 – Present • 7 yrs
Health

Now in our seventh year our community, Dragon Boat Beaufort is racing not only here at our very own Race Day Event in June but at many venues across the Southeast. Here in Habershar we have formed a new combined team of Survivors and Supporters called the Dragon Slayers to race in June I am co captain. Already we lead in Fundraising for three years even though we have not won a race we win the money race. We have had our challenges and losses here in this loving community. Dragon Boat Beaufort is one of many Dragon Boat organizations around the country raising money and support for cancer survivors. This joins people who have been touched in many different ways to the challenges of cancer and brings them together in a team way paddling against other teams who face the same thing. The Boats are 42 feet long and have 22 paddlers side by side with a drummer on the bow to keep pace and oarsman to steer on the stern. It is very fun and moving at the same time. Some teams are mixed with survivors and supporters, some are all survivors. We raise money through our social networks. This my seventh year racing and fund raising and I am so happy to report that once again I was in the top two fundraisers (not afraid to ask for money). and again our boat came in second (Silver) against some much more experienced teams!!! You know we are all winners in this....Thank you all!!! See www.beaufortdragonboat.org and be sure to watch the short trailer.
This year I was honored to be named to the Board of Directors for Dragon Boat Beaufort

Volunteer, Parking Cars, Race Course Monitor, Beer Seller

Beaufort Twighlight Run and Oyster Roast
2014 – Present • 6 yrs
Education

For ten years we have run this fully sanctioned race that brings runners from all over. It has a kids run at the beginning followed by a 5k and 8k run. This is to raise money for the Riverview Charter School here in Beaufort. A great addition to our community.

For the last four years I was honored to be the pacer for this race on my bike with another Riverview Volunteer rider.

OTHER:
Proficient in Word, Excel, PowerPoint, Mapping, Act and Sales Force.
Worked as a store Manager at Eastern Mountain Sports launching my career in Recreation Industry.
Taught Skiing: Downhill and Cross Country
Taught Skiing to Physically Disabled, CO and NH
Taught Rock Climbing
Executive Committee Member, LA Boat Show. SCMA
Taught Sailing and water safety YMCA 5 years
Volunteered in American Friends Service Committee
Steering Committee Member, Habersham SC



